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                               May 20, 2022

       Joy Yi Hua
       Chief Executive Officer
       Acri Capital Acquisition Corp
       13284 Pond Springs Rd, Ste 405
       Austin, Texas 78729

                                                        Re: Acri Capital
Acquisition Corp
                                                            Amended
Registration Statement on Form S-1
                                                            Filed May 18, 2022
                                                            File No. 333-263477

       Dear Ms. Hua:

              We have limited our review of your registration statement to those issues we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amended Registration Statement on Form S-1

       Management, page 105

   1. To the extent that one or more of your officers and/or directors are located in China or
                                                        Hong Kong, please
create a separate Enforceability of Civil Liabilities section for the discussion of the
enforcement risks related to civil liabilities due to your officers and directors being located
in China or Hong Kong. Please identify each officer and/or
                                                        director located in
China or Hong Kong and disclose that it will be more difficult to enforce liabilities and
enforce judgments on those individuals. For example, revise to discuss more
specifically the limitations on investors being able to effect service of process and enforce
civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also,
please disclose these risks in a separate risk factor, which should contain disclosures
consistent with the separate section.
 Joy Yi Hua
Acri Capital Acquisition Corp
May 20, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-
3269 with any other questions.



                                                           Sincerely,
FirstName LastNameJoy Yi Hua
                                                           Division of
Corporation Finance
Comapany NameAcri Capital Acquisition Corp
                                                           Office of Real
Estate & Construction
May 20, 2022 Page 2
cc:       Arila E. Zhou, Esq.
FirstName LastName